
April 5, 2013

Via E-mail
William C. Patridge
Chief Executive Officer
Hedgebrook
295 East Main Street
Suite 1,
Ashland, OR 97520

>   **Re: Hedgebrook**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed March 29, 2013**
>   **File No. 000-54903**

Dear Mr. Patridge:

   We have reviewed your response letter dated March 29, 2013, as well as your amended registration statement, and have the following additional comments.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed March 29, 2013

Item 2. Financial Information, page 14

Our Election under Section 107(b) of the JOBS Act, page 15

1.   We note your response to comment 2 from our letter dated March 15, 2013, and we reissue such comment in part. Under the heading "Exemptions Available to Us as an Emerging Growth Company" at page 3, you state that you "intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to: . . . (3) delay compliance with new or revised accounting standards until they are made applicable to private companies." This contrasts with your subsequent disclosure at page 15, where you assert that you "have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards under

Section 107(b), as added by Section 102(b), of the JOBS Act." Further, the disclosure following the sentence at page 15, where you disclose that "[t]his election allows companies to delay the adoption of new or revised accounting standards . . ." could be construed as an explanation of the election you are adopting. Please revise to eliminate these textual inconsistencies and to clarify your election under Section 107(b) of the JOBS Act.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Mr. Darren T. Freedman, Esq.